SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 24, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Issuance of Unsecured Straight Bonds for Japanese Retail Investors.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No. 13-066E
May 24, 2013

Issuance of Unsecured Straight Bonds for Japanese Retail Investors

Tokyo, May 24, 2013 -- Sony Corporation (the “Corporation”) announced today that it has determined to issue unsecured straight bonds (the “Bonds”) for Japanese retail investors in the total principal amount of 150.0 billion yen.  The outline of the Bonds to be issued is as follows.

Outline of the Bonds

1.	The name of the Bonds	The Twenty-ninth Series Unsecured Bonds

2.	Total amount of issue	The aggregate issue amount of ¥150.0 billion

3.	Denomination of each Bond	1 million yen

4.	Issue price	100% of the principal amount

5.	Interest payment dates	June 19 and December 19 of each year

6.	Issue date	June 19, 2013

7.	Maturity date	June 19, 2018 (Five year maturity term)

8.	Ratings (planned)	The Bonds will be given ratings of “A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

9.	Commissioned companies for Bondholders

Sumitomo Mitsui Banking Corporation and

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Note: This press release is intended as general information regarding Sony Corporation’s issuance of unsecured straight bonds and does not constitute or form a part of any offer of securities for sale in the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the benefit of a U.S. person (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements under the Securities Act.